Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com	telephone: (713) 651-5151
direct dial: (713) 651-5421	facsimile: (713) 651-5246
September 8, 2006
BY EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 File No. 333-134609
Ladies and Gentlemen:
     On May 31, 2006, Cal Dive International, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Common Stock. On July 7, 2006, the Company filed its Amendment No. 1 to the Form S-1 responding to the Staff’s comments provided by letter dated June 30, 2006. On August 4, 2006, the Company filed its Amendment No. 2 to the Form S-1 responding to the Staff’s comments provided by letter dated July 25, 2006. By letter dated August 22, 2006, the Company has received the Staff’s additional comments relating to the Form S-1 (the “Comment Letter”).
     In response to a request from the Staff to us made by telephone on August 24, 2006, the Company confirms that (1) it believes there is sufficient objective third-party support for the statements highlighted by the Staff in paragraphs 12 and 13 of its comment letter to the Company dated June 30, 2006 and (2) the materials supplementally provided by the Company to the Staff by letter dated August 4, 2006 provide such objective third-party support.
     In response to the Comment Letter, the Company has filed Amendment No. 3 to the Form S-1 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich

Securities and Exchange Commission
September 8, 2006

Form S-1/A-2 filed August 4, 2006
Exhibit 5.1
1. Ensure that you file the opinion, not just the draft of the opinion, prior to effectiveness.
     Response: The Company will ensure that the final Exhibit 5.1 opinion is filed prior to effectiveness of the Form S-1.
2. We note that counsel has “assumed . . . the legal capacity of each individual who signed” documents reviewed in connection with the preparation of the opinion. The legal capacity of these persons to sign the relevant document is a question of law, which conclusion is a necessary requirement of the legality opinion. Please obtain a new opinion that adequately addresses this issue.
     Response: The assumption that the legal capacity of each individual who signed documents reviewed in connection with the preparation of the opinion has been removed from the form of Exhibit 5.1 opinion filed with the Amendment.
Financial Statements — Acergy US Inc.
General
3. We have further considered the limited coverage of your financial presentation, along with your response to prior comment 5, addressing the periods for which activity related to assets sold by Acergy are reflected in the historical results. We have consulted with our Division Chief Accountant’s Office, and believe it will be necessary to also include, alongside the audited information, an interim statement of revenues and direct operating expenses for the quarterly period ended February 28, 2006.
     Since the two vessels acquired in January and March 2006 were part of the same Acergy business acquisition agreement, which included the assets that you acquired as of November 1, 2005, we believe that you need to include financial information related to these two vessels. Please also address the following points.
     (a) Modify your pro forma presentation on page 26, covering the Six Months Ended June 30, 2006, to add a column to present Acergy’s historical net revenues, costs of sales and gross profit (loss) for the interim quarter ended February 28, 2006. We would expect the adjustments column would reflect the elimination of Acergy’s results of operations for the month of December 2005, so that the combined pro forma amounts reflect the correct number of months. Similar revisions will be needed to other pages in the filing where pro forma data are presented.

Securities and Exchange Commission
September 8, 2006

     (b) Eliminate disclosure on page 25, and other applicable pages, which indicate that your pro forma financial data as of and for the six months ended June 30, 2006 do not include the results of operations related to two vessels prior to their acquisition from Acergy in January and March of 2006 because such results are immaterial. As the combined elements of the acquisition are significant, we are not able to accommodate partial compliance with Rules 3-05 and 11-02(c)(2)(i) of Regulation S-X.
     (c) Remove the Statement of Assets Sold, since this does not include all of the assets being acquired from Acergy. Instead, please expand Note 2 on page F-35 to discuss and present in tabular form, the balances of components of Acergy assets sold November 1, 2005, and in January 2006 and March 2006. The audit and consent reference to the Statement of Assets Sold would no longer be required.
     Response: The Company has revised the pro forma information presented on pages 7 through 9 and pages 25 through 27 of the Amendment and has presented new financial statements for Acergy on pages F-32 through F-38 of the Amendment accordingly.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5421 or Martin F. Doublesin of this Firm at (713) 651-5128.

Very truly yours,
/s/ Arthur H. Rogers

Arthur H. Rogers

cc:	Tangela Richter, Branch Chief (Securities and Exchange Commission)
Lily Dang (Securities and Exchange Commission)
Karl Hiller, Accounting Branch Chief (Securities and Exchange Commission)
G. Kregg Lunsford (Cal Dive International, Inc.)
Richard D. Truesdell, Jr. (Davis, Polk & Wardwell)